Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (Form S-8 Nos. 333-41495 and 333-86495) pertaining to the Mobile Mini, Inc. Amended and Restated 1994 Stock Option Plan, Form S-8 (Nos. 333-43954, 333-65566, and 333-107333) pertaining to the Mobile Mini, Inc. Amended and Restated 1999 Stock Option Plan and on Form S-8 (No. 333-28681) pertaining to the Mobile Mini, Inc. Profit Sharing Plan and Trust of our report dated March 10, 2005, with respect to the consolidated financial statements and schedule of Mobile Mini, Inc., Mobile Mini, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Mobile Mini, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004.

/s/ Ernst & Young LLP

Phoenix, Arizona
March 10, 2005